SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 4)


                         Genovese Drug Stores, Inc.
                              (Name of Issuer)

              Class A Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                372442 20 2
                               (CUSIP Number)

                            Gene L. Wexler, Esq.
                         Genovese Drug Stores, Inc.
                              80 Marcus Drive
                          Melville, New York 11747
                               (516) 845-8433
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 23, 1998

          (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition which is the
                    subject of this Schedule 13D, and is
     filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for
           a reporting person's initial filing on this form with
          respect to the subject class of securities, and for any
             subsequent amendment containing information which
          would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover
           page shall not be deemed to be "filed" for the purpose
                      of Section 18 of the Securities
          Exchange Act of 1934 ("Act") or otherwise subject to the
        liabilities of that section of the Act but shall be subject to all other provisions of the
                       Act (however, see the Notes).


                       (Continued on following pages)
                            (Page 1 of 11 Pages)

                                                                          2
CUSIP NO. 372442 20 2              13D            Page 2 of 11 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leonard Genovese
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,337,591
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,337,591

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,337,591
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       See response to Item 5.
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 372442 20 2              13D            Page 3 of 11 Pages

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Frances Genovese Wangberg
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               4,337,591
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         4,337,591

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,337,591
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       See response to Item 5.
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This report on Schedule 13D is hereby amended and restated in its entirety as follows:


Item 1.  Security and Issuer.

          The securities to which this statement relates are the shares of Class A Common Stock of the Company. The principal offices of the Company are located at 80 Marcus Drive, Melville, New York 11747.


Item 2.  Identity and Background

             (a)  Names:

                  Leonard Genovese
                  Frances Genovese Wangberg

             (b)  Business Addresses:

                  Genovese Drug Stores, Inc.
                  80 Marcus Drive
                  Melville, New York 11747

             (c) Employment and Name, Principal Business and Business Address of Employer:

                  Mr. Genovese is the Chairman of the Board, President and Chief Executive Officer of the Company. Mrs. Wangberg is a Director of the Company. The principal business of the Company is the operation of retail drug stores. The business address of the Company is 80 Marcus Drive, Melville, New York 11747.

             (d)  Criminal convictions:

                  During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e)  Civil Proceedings Regarding Securities Violations:

                  During the last five years, neither of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f)  Citizenship:

                  United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

          All 4,337,591 shares of Class A Common Stock beneficially owned by the Reporting Persons were acquired other than by purchase, as follows:
(a) the Reporting Persons are co-trustees of the Trust under the Will of the late Joseph W. Genovese, Jr., pursuant to which they each acquired beneficial ownership of 1,905,572 shares; (b) Mr. Genovese is trustee of the Trust under the Will of the late Joseph Genovese, Sr., pursuant to which he acquired beneficial ownership of 688,932 shares; (c) Mr. Genovese is the beneficial owner of a total of 1,508,138 shares

(including options), which he acquired through (i) inheritance from Joseph Genovese, Sr., his father; (ii) stock dividends declared from time to time by the Company; (iii) bonus shares awarded from time to time under various employee stock plans of the Company; and (iv) grants (and exercises) of stock options under various stock option plans of the Company; and (d) Mrs. Wangberg is the beneficial owner of a total of 234,949 shares (including options), which she acquired through (i) inheritance from Joseph W. Genovese, Jr., her husband; (ii) stock dividends declared from time to time by the Company; and (iii) grants (and exercises) of stock options by the Company to non-employee directors.


Item 4.  Purpose of Transaction

          As previously reported in an amendment to this Schedule, on June 30, 1997, the Reporting Persons entered into a stockholders agreement (the "1997 Stockholders Agreement") to impose certain restrictions on and conditions to the transfer and voting of the Class A Common Stock and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company beneficially owned by them. The Class B Common Stock is not registered as a class of equity securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but may be converted or exchanged for shares of Class A Common Stock at any time.

          The 1997 Stockholders Agreement governs all shares of Common Stock and all securities convertible into or exchangeable for Common Stock beneficially owned by the Reporting Persons or their Permitted Transferees (as defined in the 1997 Stockholders Agreement) as of the date of the 1997 Stockholders Agreement or at any time thereafter, subject to certain limited exceptions.

          The 1997 Stockholders Agreement provides that, subject to certain limited exceptions, neither the Reporting Persons nor their Permitted Transferees may, without the prior written consent of both Reporting Persons, directly or indirectly, whether voluntary or involuntary, sell, distribute, transfer, assign, pledge, hypothecate or otherwise dispose of (including, without limitation, by tendering such shares into a tender offer) or encumber (including, without limitation, by subjecting such shares to any proxy or voting agreement, trust or other arrangement except as set forth therein) any Common Stock subject to the 1997 Stockholders Agreement or any interest therein. All Permitted Transferees will be required to become a party to the 1997 Stockholders Agreement.

          The 1997 Stockholders Agreement also provides that, without the prior written consent of the Reporting Persons, the Reporting Persons and their Permitted Transferees will not convert or exchange any shares of Class B Common Stock into or for shares of Class A Common Stock except as may be required in connection with certain permitted transfers.

          The 1997 Stockholders Agreement further provides that on all matters that are put to a vote (or action by written consent) of the stockholders of the Company, including, without limitation, the election of directors, a merger, consolidation, sale, acquisition or other business combination involving the Company and amendments to the Company's certificate of incorporation or by-laws, each of the Reporting Persons and their Permitted Transferees will vote (or act by written consent with respect to) its Common Stock as directed in writing by both of the Reporting Persons; provided, however, that if the Reporting Persons cannot agree as to how such Common Stock shall be voted, such Common Stock will be voted in accordance with the recommendation of the Company's Board of Directors.

          The foregoing description of the 1997 Stockholders Agreement is qualified in its entirety by reference to the 1997 Stockholders Agreement, a copy of which is filed herewith as Exhibit 1.

          On November 23, 1998, J.C. Penney Company, Inc., a Delaware corporation ("Parent"), Legacy Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is filed herewith as Exhibit 2. As an inducement and a condition to entering into the Merger Agreement, Parent has required that the Reporting Persons and the other Stockholders identified in Schedule I to the 1997 Stockholders Agreement (collectively, the "Stockholders") enter into a stockholders agreement with Parent, (the "Company Stockholders Agreement and, together with the Merger Agreement, the "Transaction Agreements").

          Pursuant to the Company Stockholders Agreement, the Reporting Persons have agreed as follows:

          (a) (1) At any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of the Company called to seek the company stockholders approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Transaction Agreements, the Merger or any other transaction contemplated thereby (sometimes referred to collectively as the "Transactions") is sought, the Reporting Person shall, including by executing a written consent solicitation if requested by Parent, to vote (or cause to be voted) the shares of the Reporting Person subject to the Company Stockholders Agreement (the "Subject Shares") in favor of granting the company stockholders approval;

          (2) To grant and appoint Parent, Donald A. McKay and Charles R. Lotter, or any of them, and any individual designated in writing by any of them, and each of them individually, as the proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Reporting Person, to vote the Subject Shares of the Stockholder, or grant a consent or approval in respect of the Subject Shares;

          (b) To any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Reporting Person's votes, consents or other approvals are sought, to vote (or cause to be voted) the Subject Shares of the Reporting Persons against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (ii) inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a major amount of the assets of the Company and its subsidiaries, other than as contemplated by the Merger Agreement, or of 50% or more of the total voting power of all outstanding equity securities (the "Acquisition Proposal") and (iii) any amendment of the Company Charter or the Company By-laws or other proposal or transaction involving the Company or any Company subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or any other Transaction Agreement, the Merger or any other Transaction or change in any manner the voting rights of any class of capital stock of the Company. The Stockholder shall not commit or agree to take any action inconsistent with the foregoing;

          (c) Except as provided in the Company Stockholders Agreement, not to (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares and shall not commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, the following Transfers are expressly permitted:

          (w) Transfers of Subject Shares to any other Stockholder;

          (x) Transfers of up to an aggregate of 40,000 Subject Shares (for all Stockholders) to one or more members of one or more Stockholder's family and/or to one or more charities;

          (y) In addition to any Transfers permitted pursuant to clause (x) above, Transfers of Subject Shares to (1) a transferee for estate planning purposes, (2) members of such Stockholder's family or trusts established for the benefit of such family members, or (3) a charitable foundation or trust, in each case only following the due execution and delivery to Parent by each such transferee of a counterpart to this Agreement; and

          (z) Upon the death of the Stockholder, the Transfer of Subject Shares to the executor of the estate of such Stockholder or to such Stockholder's heirs, devisees, or legatees;

          (d) Not, (i) directly or indirectly, solicit, initiate or encourage the submission of, any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person (other than Parent and any of its affiliates or representatives) any information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal nor to authorize or permit any employee or affiliate of, or any investment banker, attorney or other advisor or representative of the Stockholder to engage in activities described in Clauses (i), (ii) and (iii) above. The Reporting Persons have agreed to promptly advise Parent orally and in writing of any Acquisition Proposal or inquiry made to any Stockholder with respect to or that could reasonably be expected to lead to any Acquisition Proposal;

          (e) To use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, and not to issue any press release or make any other public statement with respect to any Transaction Agreement, the Merger or any other Transaction without the prior written consent of Parent, except as may be required by Applicable Law; and

          (f) Of consent to and approve the actions taken by the Company Board in approving the Transaction Agreements, the Merger and the other Transactions and adopting the Merger Agreement, and to waive, and agree not to exercise or assent, any appraisal rights under Section 262 in connection with the Merger.


          The 1997 Stockholders Agreement will terminate at the Effective Time of the Merger.

          The foregoing obligations terminate upon the earlier of (i) the Effective time or (ii) the termination of the Merger Agreement in accordance with its terms.

          The foregoing description of the Company Stockholders Agreement is qualified in its entirety by reference to the Company Stockholders Agreement, a copy of which is filed herewith as Exhibit 3.

          Except as described above, the Reporting Persons do not have any plans or proposals which would relate to or result in:

             (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

             (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

             (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

             (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

             (e) any material change in the present capitalization or dividend policy of the Company;

             (f) any other material change in the Company's business or corporate structure;

             (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

             (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

             (j)  any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

          (a) - (b) At the date hereof, the Reporting Persons do not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Common Stock. At the date hereof, the Reporting Persons have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,337,591 shares of Class A Common Stock.

          The Reporting Persons are parties to the 1997 Stockholders Agreement and the Company Stockholders Agreement described in Item 4 in both their individual capacities, in their capacities as trustees of the Trust under the Will of the late Joseph W. Genovese, Jr. and, in the case of Leonard Genovese, in his capacity as trustee of the Trust under the Will of the late Joseph Genovese, Sr. The 4,337,591 shares of Class A Common Stock beneficially owned by the Reporting Persons pursuant to the Stockholders Agreement include (a) 98,897 shares of Class A Common Stock, options to purchase 83,942 shares of Class A Common Stock, which are exercisable at any time, and 1,325,299 shares of Class B Common Stock owned by Mr. Genovese, (b) 2,067 shares of Class A Common Stock, options to purchase 21,770 shares of Class A Common Stock and 211,112 shares of Class B Common Stock owned by Mrs. Wangberg, (c) 1,905,572 shares of

Class B Common Stock held by the Trust under the Will of the late Joseph W. Genovese, Jr. and (d) 688,932 shares of Class B Common Stock held by the Trust under the Will of Joseph Genovese, Sr.

          The 4,337,591 shares of Common Stock beneficially owned by the Reporting Persons represents 59% of the voting power represented by the Common Stock as of November 23, 1998. In addition, such shares represent 37% of the total shares of Class A Common Stock outstanding as of November 23, 1998, assuming the conversion or exchange of all outstanding shares of Class B Common Stock, and the exercise of the options to purchase Class A Common Stock beneficially owned by the Reporting Persons.

          (c) Mr. Genovese is the trustee of the Trust under the Will of the late Joseph Genovese, Sr., with shared voting and dispositive power with the Reporting Person (pursuant to the Stockholders Agreement) with respect to the 688,932 shares of Class B Common Stock owned by such trust. Viola Genovese is the beneficiary of such trust, and as such, is entitled to dividends from and proceeds from the sale of the securities owned by such trust in accordance with the terms of such trust and applicable law.

          Except as stated herein, to the best of the Reporting Persons' knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in response to Item 5(a).

             (d)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Please see the descriptions of the 1997 Stockholders Agreements and the Company Stockholders Agreement in Item 4. With the exception of the 1997 Stockholders Agreement and the Company Stockholders Agreement there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the Reporting Persons and any other persons with respect to any securities of the Company.


Item 7.  Materials To Be Filed as Exhibits


     Exhibit      Description


        1 Stockholders Agreement dated as of June 30, 1997, by and among certain stockholders of Genovese Drug Stores, Inc., including Leonard Genovese and Frances Genovese Wangberg (previously filed with Amendment No. 3 to this Schedule
                  13D).

        2 Agreement and Plan of Merger, dated as of November 23, 1998, among Parent, Legacy Acquisition Corp. and the Issuer.

        3 Company Stockholders Agreement, dated as of November 23, 1998 among Parent and certain stockholders of Genovese Drug Stores, Inc. including the Reporting Persons.

                                 SIGNATURE

          After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and accurate.



                                             /s/ Leonard Genovese
                                             ------------------------------
                                             Leonard Genovese


                                             /s/ Francis Genovese Wargberg
                                             ------------------------------
                                             Frances Genovese Wangberg